Exhibit 99.2

ASML Publishes Agenda Annual General Meeting of Shareholders 2018

VELDHOVEN, the Netherlands, March 14, 2018 - ASML Holding N.V. (ASML) today publishes the agenda and the explanatory notes for the Annual General Meeting of Shareholders (AGM) which will be held at ASML’s headquarters in Veldhoven, The Netherlands, on Wednesday April 25, 2018. The agenda and explanatory notes are available at www.asml.com/agm2018.
Furthermore, the Supervisory Board announces that it nominates two candidates to be (re)appointed by the General Meeting of Shareholders on April 25, 2018.
The Supervisory Board nominates Ms. T. (Terri) Kelly for appointment as Supervisory Board member. Ms. Kelly is President and Chief Executive Officer at W.L. Gore & Associates Inc. until April 1, 2018. She has held this position since 1995, after having worked for Gore since 1983 in various (management) roles. Ms. Kelly currently serves as Trustee of The Nemours Foundation, Vice-Chair of the University of Delaware, Trustee of Unidel Foundation and Member of Economic and Community Advisory Council of the Federal Reserve Bank of Philadelphia. The Supervisory Board nominates Ms. Kelly for appointment because of her extensive experience as CEO in an innovative, multinational business with a long-term orientation, as well experience in the area of organizational and leadership development. Ms. Kelly is the intended successor of Ms. P.F.M. (Pauline) van der Meer Mohr who will step down from the Supervisory Board after nine years of service. Ms. Kelly’s nomination has been proposed by the ASML Netherlands B.V. Works Council based on its enhanced recommendation right.
In addition, the Supervisory Board nominates Mr. J.M.C. (Hans) Stork for reappointment as member of the Supervisory Board. Mr. Stork was first appointed to ASML’s Supervisory Board in 2014 and is also a member of the Supervisory Board’s Technology Committee and Remuneration Committee.
Furthermore, the Supervisory Board will notify the General Meeting of the intended (re)appointment of Board of Management members. As announced on January 17, 2018 and February 20, 2018 respectively, the Supervisory Board intends to appoint Roger Dassen and Christophe Fouquet as members of the Board of Management. In addition, the Supervisory Board announces that it intends to reappoint Peter Wennink, Martin van den Brink and Frédéric Schneider-Maunoury as members of the Board of Management . The (re)appointments will become effective after the notification of the General Meeting on April 25, 2018; the appointment of Mr. Dassen will become effective as of June 1, 2018
About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 19,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.
Forward-Looking Statements
This press release contains forward looking statements, which you can generally identify by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", and variations of these words or comparable words. The forward looking statements contained herein include statements about intended changes in the Supervisory Board and Board of Management, including intended appointments, roles and responsibilities of particular individuals on the Supervisory Board and Board of Management. Forward-looking statements do not guarantee future performance and involve risks and uncertainties, including the risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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